UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the July, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date July 31, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

July 31, 2025
Medellin, Colombia

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING NOTICE

The Board of Directors of Bancolombia S.A. hereby calls the shareholders to an Extraordinary General Shareholders' Meeting, which will be held in person on August 27, 2025, at 10:00 a.m., at the Bank’s Headquarters located at Carrera 48 Number 26-85, Torre Sur, 11th Floor, in the city of Medellín.

The proposed agenda for the meeting is as follows:
1.Verification of quorum
2.Reading of the agenda
3.Election of commission for vote count, approval, and execution of the minutes
4.Cancellation of the registration of Bancolombia S.A. shares in the National Registry of Securities and Issuers (RNVE) and in the Colombian Stock Exchange (BVC)
5.Proposal to Amend the Corporate Bylaws
6.Proposal to Modify the Rules for the Election of Board Members

If item four on the agenda is not unanimously approved by all outstanding shares of the company, the shareholders who vote in favor of it will be required to initiate a public tender offer for the shares owned by absent or dissenting shareholders of said meeting.

We want to remind investors that, in line with the evolution of the corporate structure under which Grupo Cibest S.A. (hereinafter “Grupo Cibest”) was created as the parent company of the group’s businesses, Bancolombia shareholders became shareholders of Grupo Cibest, maintaining the same number of shares and ownership percentage under the same terms and conditions as they had in Bancolombia. As a result of this evolution, Bancolombia’s current shareholders are five companies, namely Grupo Cibest S.A. and four of its subsidiaries, to whom this notice is addressed.

Shareholders may be represented at the Meeting by granting powers of attorney in writing to authorized representatives, in accordance with Colombian law. Powers of attorney may not be granted to employees of the Bank nor to any other person directly or indirectly related to the management of Bancolombia.

2

Information about the proposals to be presented for the General Shareholders’ Meeting consideration will be available on the Bank’s website www.grupobancolombia.com, in accordance with the provisions of our Good Governance Code.

We invite our shareholders to regularly visit www.grupobancolombia.com to stay informed about matters related to the General Shareholders’ Meeting.

Management of Bancolombia confirms that all required processes and authorizations required to carry out the Extraordinary General Shareholder’s Meeting notice have been performed or obtained.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

3